FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Consolidated Results Report 2Q2018July 23, 2018 Consolidated Results Report - Third Quarter of 2014

Page 2 2Q2018 Executive SummaryThe Group achieved Revenues of S/ 2,241.7 MM during 2Q2018, representing a1.7% decrease compared to 2Q2017Gross Profit amounted to S/ 238.1 MM in 2Q2018, a 18.9% decrease compared to 2Q2017Adjusted EBITDA was S/ 297.7 MM in 2Q2018, 44.8% lower than the result obtainedin 2Q2017 A Net Loss of S / 28.4 MM was registered in 2Q2018, 119.1% lower than in 2Q2017Backlog amounted to US$ 1,808.5 MM as of 2Q2018 and the recurrent businesses amounted to US$ 642.2 MM, reaching a total of US$ 2,450.8 MM, equivalentto 1.59x the annual revenues CONSOLIDATED QUARTERLY REVENUES(S/ MM)REVENUES BY SEGMENT as of 2Q2018 EBITDA BY SEGMENT as of 2Q2018 NET INCOME BY SEGMENTas of 2Q2018Note: The Consolidated Results Report presents the accumulated figures as of 2Q2017 and 2Q2018. References made to “2Q2017”, “2Q2018” and “Second Quarter” are made to the period of six months from January 01 to June 30 of the corresponding year. CONSOLIDATED QUARTERLY NET INCOME (S/ MM) Graphs above shows the Revenues, Net Income and Financial Debt per quarter since the second quarter of 2017. FINANCIAL DEBT(US$ MM) 70 90 -90 -14 -14 2Q 17 3Q 17 4Q 17 1Q 18 2Q 18 37% 22% 35% 6% 0% 5% 10% 15% 20% 25% 30% 35% 40% Engineering & Construction Technical Services Infrastructure Real Estate-21% -66% 195%-8% -100% -50% 0% 50% 100% 150% 200% 250%Engineering & Construction Technical Services Infrastructure Real Estate 14% 0% 74% 13% -20% 0% 20% 40% 60% 80% Engineering & Construction Technical Services Infrastructure Real Estate On June 6, 2017 and April 11, 2018, we sold our 89.19% interest in GMD, and our 87.59% interest in Stracon GyM, respectively. As a result, we present those results as discontinued operations in our financial statements, and we have reclassified the year 2017. This effect is presented only in the Income Statement, not on the Balance sheet. For more information, please see note 20 of our financial statements. 344 349 328 319 206 335 335 338 382 366 174 170 147 143146 43 22 20 16 16 7 2Q2017 3Q2017 4Q2017 1Q2018 2Q2018 Working Capital + Leasing Project Finance Financing associated to GSP Debt from dividend monetization CHUBB Debt 874.7 874.3 828.5 860.0 766.81,1251,3391,4391,0741,168 2Q 17 3Q 17 4Q 17 1Q 18 2Q 18 Consolidated Results Report - Third Quarter of 2014

Grupo Graña y Montero

Consolidated Results Report - 2Q2018

Consolidated Results

On June 6, 2017 and April 11, 2018, we sold our 89.19% interest in GMD, and our 87.59% interest in Stracon GyM, respectively. As a result, we present those results as discontinued operations in our financial statements, and we have reclassified the year 2017. This effect is presented only in the Income Statement, not on the Balance sheet. For more information, please see note 20 of our financial statements.

Revenues.

Revenues for 2Q2018 decreased by 1.7%, mainly explained by lower revenues in the Engineering and Construction Area. In addition, revenues in Real estate had a decrease of 54.7%, explained by the sale of Cuartel San Martín in 2Q2017. This decrease is compensated with a 63.0% higher revenues in the Infrastructure area, with respect to 2Q2017. The sale of Almonte on May 31, 2018 is not reflected on this financial statements as of June 30, 2018.

Gross Profit.

Consolidated gross profit decreased by 18.9%, and the margin decreased from 12.9% to 10.6% in 2Q2018. These results are explained by the lower profit in the Engineering and Construction area, due to lower margins in GyM projects, because of claims and costs non recognized by a client. On the other side, lower profit on Technical Services area, due to less efficiency and higher costs in the projets under execution of CAM. Finally, the Real estate area, due to the sale of Cuartel San Martín in 2Q2017.

Operational Income.

Administrative expenses for 2Q2018 increased 2.5% compared to 2Q2017.

The line of other operating expenses in 2Q2018 registers the sale of the stake of GyM in one of its consortiums and sale of machinery and equipment.

Additionally, the line for profit from sale of investments in subsidiaries in 2Q2018 reflects the profit of S/ 41.9 MM from the sale of Stracon GyM on April 2018, compared to the profit of S/ 98.7 MM, due to the sale of GMD, Coga and Prinsur during the 2Q2017.

Therefore, operational income decreased 47.5% compared to 2Q2017, with margins of 10.2% and 5.4% respectively.

Financial Expenses.

The increase in financial expenses is mainly explained by the financial discount of the long-term accounts receivable with GSP, for an amount of S/. 22 million. In addition, due to the increase in rates and commissions for financing in GyM and, finally, as a consequence of the accrual of interest for the beginning of operations of the second road of Norvial, partially offset by the financial income from the sale of CRPAO's in the framework of the financing of the expansion of Line 1.

The line of participation in associates reflects the results from the minority investments held by the Group.

The line of profit from discontinued operations shows the profit of GMD and Stracon GyM for 2Q2017 and Stracon GyM for 2Q2018.

Net income.

Consolidated Net Loss in 2Q2018 was S/ 28.4 MM, 119.1% lower than in 2Q2017. The net margin decreased from 6.5% in 2Q2017 to –1.3% in 2Q2018, explained by the results described above.

EBITDA.

Adjusted EBITDA in 2Q2018 decreased by 44.8% with respect to 2Q2017, explained by the operating results described above.

Further details on the variations in figures is described in each of the business areas shown next.

Income Statement (Thousands of S/.)	2Q 17	2Q 18	Var %
Revenues	2,280,755	2,241,743	-1.7%
GROSS PROFIT	**293,584**	**238,148**	**-18.9%**
Administrative expenses	(160,550)	(164,618)	2.5%
Other income and expenses, net	68	6,346	9232.4%
Profit (losses) from sale of investments	98,700	41,895	-57.6%
OPERATIONAL INCOME	**231,802**	**121,771**	**-47.5%**
Financial (expense) income, net	(77,940)	(110,008)	41.1%
Participation in Associates	13,112	(2,425)	-118.5%
Exchange rate difference	15,940	(13,776)	-186.4%
PROFIT BEFORE INCOME TAX	**182,914**	**(4,438)**	**-102.4%**
Income tax	(53,701)	(10,878)	-79.7%
Profit from discontinued operations	46,004	8,591	-81.3%
Non-controlling interest	(26,524)	(21,662)	-18.3%
NET INCOME	**148,693**	**(28,387)**	**-119.1%**
EBITDA	**439,684**	**241,782**	**-45.0%**
Adjusted EBITDA	**539,364**	**297,686**	**-44.8%**

Financial Ratios	2Q 17	2Q 18
Gross Margin	12.9%	10.6%
Operating Margin	10.2%	5.4%
Net Margin	6.5%	-1.3%
EBITDA Margin	23.6%	13.3%
Financial Debt	2,776,716	2,488,325

Balance Sheet (Thousands S/.)	2Q 17	2Q 18
Current Assets	3,932,052	3,587,527
Non Current Assets	5,074,335	4,740,558
Total Assets	**9,006,387**	**8,328,085**
Current Liabilities	3,302,038	3,331,018
Non Current Liabilities	2,520,279	2,496,466
Total Liabilities	**5,822,317**	**5,827,484**
Equity	2,676,927	2,094,555
Minority Interests	507,146	406,048
Total Equity	**3,184,073**	**2,500,603**
Total Liabilities and Equity	**9,006,391**	**8,328,087**

Page 3

Page 4 2Q2018 Consolidated Results Backlog Consolidated Backlog (US$ 1,808.5 MM) plus the Recurrent Businesses (US$ 642.2 MM) make a total backlog of US$ 2,450.8 MM at the end of 2Q2018, which represents a ratio of Backlog + Recurring Business / Revenues of 1.59 years. From the total Backlog registered at the end of 2Q2018, US$ 584.0 MM will be executed during 2018, US$ 729.5 MM during 2019 and US$ 495.0 MM from 2020 onwards. From the recurrent businesses US$ 122.9 MM in 2018, US$ 194.1 MM in 2019 and the remaining in 2020 and the following years. The recurrent businesses are the Oil and Gas segment and the Norvial toll road. The main projects we won during 2Q2018 are: the contract of Quellavecho for US$ 52.5 MM and complementary works of Talara Refinery of US$ 352.9 MM, both in GyM. Also, the construction Project of Minera Escondida in Vial y Vives- DSD of US$ 35.7 MM. For further details on the backlog, please go to the appendix page. Consolidated Backlog (US$ MM) Backlog by Type of Client 2Q2017 vs. 2Q2018 Backlog by Business Segment 2Q2017 vs. 2Q2018 Backlog by Sector 2Q2017 vs. 2Q2018 Backlog by Geography 2Q2017 vs. 2Q2018 Mining Projects 7% Oil and Gas 40% Electricity 14% Water and Sewage 0.2% Real Estate 6% Transport 29% Others 3% Engineering & Construction 34% Infrastructure 47% Real Estate 3% Technical Services 17% Peru 75% Chile 18% Colombia 7% Private 56% Public 4% Concessions 40% Mining Projects 3% Mining Services 23% Oil and Gas 25% Electricity 11% Real Estate 9% Transport 26% Others 2% Engineering & Construction 49% Infrastructure 35% Real Estate 2% Technical Services 13% Peru 77% Chile 9% Colombia 12% Others (Panamá, Bolivia) 1% Private Public 62% 10% Concessions 27% 2,602 2,573 2,388 1,970 1,809 596 609 585 630 642 1.63 1.59 1.58 1.43 1.59 1.00 1.502.00 2.503.00 0 1,000 2,000 3,000 4,000 2Q17 3Q17 4Q17 1Q18 2Q18 Backlog Recurrent Bussinesses Backlog + Recurrent Businesses/ Revenues Ratio 3,197 3,182 2,973 2,600 2,451Consolidated Results Report - Third Quarter of 2014

Grupo Graña y Montero

Consolidated Results Report - 2Q2018

Composition of Indebtedness

Consolidated Financial Debt up to 2Q2018 amounts to US$ 760.0 MM (S/ 2,488.3 MM), which added to the debt with Chubb, the total amounts to US$ 766.8 MM (S/ 2,510.6 MM).

Of the total debt, US$ 206.3 million corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 365.6 million corresponds to Infrastructure Project finance, which is debt without recourse, with guarantees and flows from the project itself.

On the other hand, US $ 145.6 MM corresponds to the debt for the equity financing of Gasoducto del Sur, the proportional part of the bridge loan of the GSP project and US$ 42.5 million corresponds to the debt from dividends monetization of Norvial.

The debt corresponding to the execution of the Performance Guarantee of Chubb amounts to US$ 6.8 MM, as of 2Q2018

The decrease of the debt with respect to the amount reported on March 2018 was US$ 93.2 MM, mainly explained by the amortization of GyM debt with the sale of Stracon GyM on April of this year.

Debt by Currency


Colombian peso 2%
Chilean peso 6%
Soles 56%
US Dollars 36%

The funds coming from the collection of Contugas entered in June, however, the funds for the amortization of the working capital debt of GyM of US$ 17.5 MM were applied in July. On the other hand, as a result of the dividend monetization of Norvial, part of this funds (US$ 27 MM) could not repay the debt, because we have pending approval for transfers abroad from the Ministry of Justice. With these amortizations, the debt would amount a total of US$ 722.1 MM.

Financial Debt (US$ Thousands)

	2Q2017	3Q2017	4Q2017	1Q2018	2Q2018
Working Capital + Leasing	344,055	349,423	328,079	318,743	206,322
Project Finance	335,414	335,036	337,763	382,431	365,603
Financing associated to GSP	173,593	169,621	146,988	143,197	145,575
Total banking debt	**853,062**	**854,081**	**812,830**	**844,371**	**717,501**
Debt from dividend monetization					42,525
Total financial debt	**853,062**	**854,081**	**812,830**	**844,371**	**760,026**
CHUBB Debt	21,679	20,249	15,640	15,640	6,805
Total	**874,741**	**874,329**	**828,470**	**860,011**	**766,830**
Contugas Account receivable					(17,477)
Amortization from dividend monetization					(27,299)
Total Debt					**722,054**

Maturity of Financial Debt (US$ Thousands)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Other loans	280,852	60,677	95,610	14,471	451,610
Leasing	10,590	5,681	4,603	-	20,874
Ferrovías & Norvial Bond Issue	11,085	9,821	24,626	242,009	287,542
Total	**302,527**	**76,180**	**124,839**	**256,480**	**760,026**
CHUBB Debt	6,805	-	-	-	6,805
Total debt S/.	**309,332**	**76,180**	**124,839**	**256,480**	**766,831**

Page 5

Grupo Graña y Montero

Consolidated Results Report - 2Q2018

Engineering and Construction

The Engineering and Construction Area reflected a reduction in revenues of 13.5% in 2Q2018 compared to 2Q2017, due to the lower number of projects under execution in Vial y Vives and GMI.

Gross Profit decreased by 56.9% in 2Q2018, due to lower margins in GyM projects, explained by claims and costs non recognized by a client, reducing the gross margin from 7.6% in 1Q2017 to 3.8% in 2Q2018.

Administrative expenses decreased 19.7% due to personnel reduction in GyM and restructurations in Chile and Colombia.

The line of other operating expenses in 2Q2018 registers the sale of the stake of GyM in one of its consortiums and also the sale of machinery and equipment, while in 2Q2017, this figure reflects the sale of machinery and equipment.

The line of profit from the sale of investments in subsidiaries reflects the sale of Stracon GyM on April of 2018, which increases the Operational income in 2Q2018, increasing the margin of 0.3% in 2Q2017 to 2.3% in 2Q2018.

Net financial expenses as of 2Q2018 increased by 8.3%, compared to 2Q2017 due to higher financing rates and commissions during 2017.

In addition, the Engineering and Construction Area registers the profit or loss from the minority interest of associated of GyM in the line of Participation in Associates. The loss of S/. 4.5 MM shows an important decrease compared to 2Q2017, due to the sale of assets last year of Viva GyM.

The line of Profit from discontinued operations shows the profit of Stracon GyM for 2Q2017 and 2Q2018.

The Net Profit was S/ 7.6 MM in 2Q2018, with a Net Margin of –0.8%, compared to the profit reported in 2Q2017. EBITDA was S/ 43.3 MM in 2Q2018, reaching a margin of 4.7%, lower than the margin of 2Q2017, explained by the operating results described above.

Income Statement (Thousands of S/.)	2Q 17	2Q 18	Var %
Revenues	1,064,316	920,116	-13.5%
GROSS PROFIT	80,946	34,850	-56.9%
Administrative expenses	(80,408)	(64,566)	-19.7%
Other income and expenses, net	2,194	8,921	306.6%
Profit (losses) from sale of investments	0	41,895	N/A
OPERATIONAL INCOME	2,732	21,099	672.2%
Financial (expense) income, net	(17,414)	(18,866)	8.3%
Participation in Associates	33,686	(4,522)	-113.4%
Exchange rate difference	7,232	(9,249)	-227.9%
PROFIT BEFORE INCOME TAX	26,236	(11,539)	-144.0%
Income tax	(2,128)	(2,618)	23.0%
Profit from discontinued operations	43,510	8,591	-80.3%
Non-controlling interest	(2,348)	(2,017)	-14.1%
NET INCOME	65,270	(7,582)	-111.6%
EBITDA	93,361	43,332	-53.6%

Financial Ratios	2Q 17	2Q 18
Gross Margin	7.6%	3.8%
Operating Margin	0.3%	2.3%
Net Margin	6.1%	-0.8%
EBITDA Margin	8.8%	4.7%
Financial Debt	743,741	343,582

Note: On April 11, 2018, we sold our 87.59% stake in Stracon GyM. As a result, we present the results of Stracon GyM as a discontinued operation in our income statement, and we have reclassified the year 2017. This effect is only presented on the Income Statement, not in the Balance Sheet.

Revenues (Million of S/.)
2Q2017 vs 2Q2018


82
982
71
849
GMI
GyM
2Q 17
2Q 18

EBITDA (Million of S/.)
2Q2017 vs 2Q2018


5
89
4
39
GMI
GYM
2Q 17
2Q 18

Net Income (Million of S/.)
2Q2017 vs 2Q2018


2
63
1
-9
GMI
GYM
2Q 17
2Q 18

Backlog. The Engineering and Construction segment reported a Backlog of US$ 874.0 MM, which will be executed as follows: US$ 321.1 MM in 2018, US$ 438.9 MM in 2019 and US$ 114.0 MM in the following years. The main projects we won during 2Q2018 are: the contract of Quellavecho for US$ 52.5 MM and complementary works of Talara Refinery of US$ 352.9 MM, both in GyM. Also, the construction Project of Minera Escondida in Vial y Vives-DSD of US$ 35.7 MM.

Backlog (Million of US$)
as of 2Q2018


2000.0
1500.0
1000.0
500.0
-
1,623
1,661
1,457
960
874
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

Backlog by Type of Contract


Lump SUM
25%
Cost + FEE
0%
Unit Prices
18%
EPC
57%

Page 6

Page 7 2Q2018 Infrastructure Infrastructure revenues increased 63.0% with respect to the revenues reported in 2Q2017. On one side, revenues in Norvial increased due to higher levels of works in execution compared to 2Q2017. Revenues of GyM Ferrovías are increased mainly by the works of the extension, and to a lesser extent, by the operation of new trains. On the other hand, revenues of Concar and Canchaque increase due to higher maintenance works. The increase in GMP revenues is explained by the increase in the average price of oil, going from US$ 50.64/bbl in 2Q2017 to US$ 68.43/ bbl in 2Q2018, as well as an increase in the production of barrels per day from 3,181 BPD to 3,669 BPD. In addition, the prices of LPG and HAS increased. The price of LPG went from US$ 45.30/bbl in 2Q2017 to US$ 52.28/bbl in 2Q2018 and the price of HAS (CGN) went from US$ 46.22/bbl in 2Q2017 to US$ 56.39/ bbl in 2Q2018. The Gross Profit of the area increased by 51.7% compared to 2Q2017, mainly explained by the increase in the price of oil, and more maintenance works of Concar and expansion works of GyM Ferrovias. Financial expenses as of 2Q2018 are 32.1% higher than 2Q2017, as a consequence of the accrual of interest for the beginning of operations of the second road of Norvial, partially offset by the financial income from the sale of CRPAO's in the framework of the financing of the expansion of Line 1. Net Income reached S/. 71.4 MM, which reflects an increase of 85.7% with respect to 2Q2017, explained by the results described above, registering a net margin of 8.1%, higher than the margin of 7.1% of 2Q2017. Adjusted EBITDA was S/ 230.8 MM for 2Q2018, representing a margin of 26.2%. Backlog. The Infrastructure Area recorded a Backlog of US$ 555.9 MM in 2Q2018, and a total of US$ 642.2 MM of recurrent businesses. The total of the Backlog will be executed as follows: US$ 119.4 MM in 2018, US$ 170.7 MM in 2019 and US$ 265.9 MM in the following years. While the recurrent businesses will be executed as follows: US$ 122.9 MM in 2018 US$ 194.1 MM, in 2019 and the remaining amount from 2020 onwards. Revenues (Million of S/) EBITDA (Million of S/) Net Income (Million of S/) Backlog (Million of US$) as of 2Q2018 2Q2017 2Q2017 2Q2017 2Q2018 2Q2018 2Q2018 207 69 15 116 4 2 119 8 269 82 22 180 18 2 305 2 67 40 -2 6 1 -0.1 48 0.8 92 43 -1 13 2 0.1 81 0.9 13 16 -2 2 0.6 -0.2 9 0.0 29 6 0 6 1.6 -0.1 29 0.8 Income Statement (Thousands of S/.) 2Q 17 2Q 18 Var % Revenues 540,381 880,755 63.0% GROSS PROFIT 108,911 165,200 51.7% Administrative expenses (30,910) (30,523) -1.3% Other income and expenses, net 750 (12) -101.6% Profit (losses) from sale of investments - - 0.0% OPERATIONAL INCOME 78,751 134,665 71.0% Financial (expense) income, net (6,543) (8,643) 32.1% Participation in Associates 877 709 -19.2% Exchange rate difference (495) (2,781) 462.3% PROFIT BEFORE INCOME TAX 72,591 123,951 70.8% Income tax (21,350) (37,732) 76.7% Profit from discontinued operations - - 0.0% Non-controlling interest (12,789) (14,832) 16.0% NET INCOME 38,452 71,387 85.7% EBITDA 129,986 197,310 51.8% Adjusted EBITDA 160,854 230,783 43.5% Financial Ratios 2Q 17 2Q 18 Gross Margin 20.2% 18.8% Operating Margin 14.6% 15.3% Net Margin 7.1% 8.1% EBITDA Margin 29.8% 26.2% Financial Debt 1,095,560 1,200,915 563 549 545 560 556 596 609 585 630 642 - 200.0 400.0 600.0 800.0 1000.0 1200.0 1400.0 2Q2017 3Q2017 4Q2017 1Q2018 2Q2018 Backlog Recurrent Businesses Consolidated Results Report - Third Quarter of 2014

Page 8 2Q2018 Real Estate The revenues of the Real Estate Area decreased 54.75%, compared to 2Q2017, mainly explained by the sale of the Cuartel San Martin in 2Q2017. Revenues as of 2Q2018 does not include the sale of Almonte, communicated as a Relevant Information Communication on May 31, 2018. We have a total of 14 projects in execution in the housing sector. The main ones are: Parques del Callao, Parque Comas, Klimt, Paul Harris, Parques de Huancayo and Pezet II. 88% of the projects are being executed in Lima, while 12% are being executed in the province. The decrease in Gross Profit of 77.6% is mainly explained by the sale of Cuartel San Martin in 2Q2017. Also, the gross margin decreases from 35.3% in 2Q2017 to 17.5% in 2Q2018, due to the explanation above. Operational Income of 2Q2017 was higher to 2Q2018, due to the explanation above and the sale of Prinsur. The increase in financial expenses is due to the delivery of projects with a higher level of indebtedness to those delivered in 2Q2017. Net Income decreased 105.4% compared to 2Q2017, with a margin of –2.1%, due to the explanation above. Adjusted EBITDA was S/ 40.0 MM in 2Q2018, with a margin of 27.9%, lower to 2Q2017, explained by the operating results described above. Backlog. The Backlog of the Real Estate Area as of 2Q2018 was US$ 68.2 MM. The projects included in the Backlog are: Parque Comas, Huancayo, Parque San Martín de Porres, Klimt, among others. The increase of backlog from December 2017 is mainly explained by Parque Comas project. The total of the Backlog will be executed in the following way: US$ 42.4 MM in 2018 and US$25.8 MM in 2019. Backlog (Million of US$) as of 2Q2018 Revenues (Million of S/) 2Q2017 vs 2Q2018 EBITDA (Million of S/) 2Q2017 vs 2Q2018 Net Income (Million of S/) 2Q2017 vs 2Q2018 Housing units delivered and sold 81 60 26 52 68 - 20.0 40.0 60.0 80.0 100.0 2Q2017 3Q2017 4Q2017 1Q2018 2Q2018 Income Statement (Thousands of S/.) 2Q 17 2Q 18 Var % Revenues 317,227 143,559 -54.7% GROSS PROFIT 112,107 25,059 -77.6% Administrative expenses (8,003) (9,147) 14.3% Other income and expenses, net (2,586) (1,118) -56.7% Profit (losses) from sale of investments 47,115 - -100.0% OPERATIONAL INCOME 148,633 14,794 -90.0% Financial (expense) income, net (7,730) (9,396) 21.6% Participation in Associates 455 - -100.0% Exchange rate difference (3,337) 1,094 -132.8% PROFIT BEFORE INCOME TAX 138,020 6,492 -95.3% Income tax (38,069) (1,837) -95.2% Profit from discontinued operations - - 0.0% Non-controlling interest (44,509) (7,632) -82.9% NET INCOME 55,443 (2,977) -105.4% EBITDA 151,814 17,612 -88.4% Adjusted EBITDA 220,627 40,043 -81.9% Financial Ratios 2Q 17 2Q 18 Gross Margin 35.3% 17.5% Operating Margin 46.9% 10.3% Net Margin 17.5% -2.1% EBITDA Margin 69.5% 27.9% Financial Debt 195,522 159,752 317 144 2Q 17 2Q 18 221 40 2Q 17 2Q 18 55 -3 2Q 17 2Q 18 338 374 507 115 324 2Q 17 3Q 17 4Q 17 1Q 18 2Q 18 Delivered Housing Units Sold Housing Units 390 488 342 458 967 Consolidated Results Report - Third Quarter of 2014

Grupo Graña y Montero

Consolidated Results Report - 2Q2018

Technical Services

Revenues in the Technical Services area as of 2Q2018 were S/ 557.9 MM, 10.4% higher than the revenues reported in 2Q2017, explained by higher revenues in Adexus and CAM.

Gross Profit decreases by 36.6% with respect to 2Q2017, explained by a lower efficiencies and higher costs in the contracts executed by CAM. The Gross Margin is reduced from 9.5% to 5.4%.

The Administrative Expenses of the area maintains on the same level.

The line other income and expenses shows an increase, due to legal expenses of Adexus and provisions of CAM.

Operational Income decreased from S/ 0.4 MM to S/ -21.4 MM reaching a margin of –3.8%, lower than that reported in 2Q2017, due to the results explained above.

Financial expenses reported in 2Q2018 decreased by 6.5%.

The line of Participation in Associates registers the profit generated in projects in which CAM has a minority interest and therefore does not consolidate it,.

The line of Profit from discontinued operations shows the profit from GMD on 2Q2017.

The Net Loss as of 2Q2018 is S/ 24.2 MM, mainly explained by the results of CAM.

EBITDA as of 2Q2018 was S/ -1.1 MM, with a margin of –0.2%, due to the results explained above.

Income Statement (Thousands of S/.)	2Q 17	2Q 18	Var %
Revenues	505,172	557,900	10.4%
GROSS PROFIT	47,745	30,293	-36.6%
Administrative expenses	(47,258)	(46,945)	-0.7%
Other income and expenses, net	(113)	(4,745)	4099.5%
Profit (losses) from sale of investments	-	-	0.0%
OPERATIONAL INCOME	374	(21,398)	-5817.1%
Financial (expense) income, net	(14,176)	(13,256)	-6.5%
Participation in Associates	248	736	196.7%
Exchange rate difference	42	(2,692)	-6509.5%
PROFIT BEFORE INCOME TAX	(13,512)	(36,610)	170.9%
Income tax	2,559	7,962	211.1%
Profit from discontinued operations	2,317	-	-100.0%
Non-controlling interest	1,501	4,419	194.3%
NET INCOME	(7,135)	(24,229)	239.6%
EBITDA	23,310	(1,139)	-104.9%

Financial Ratios	2Q 17	2Q 18
Gross Margin	9.5%	5.4%
Operating Margin	0.1%	-3.8%
Net Margin	-1.4%	-4.3%
EBITDA Margin	4.6%	-0.2%
Financial Debt	176,847	168,234

Note: On June 6, 2017 we sold our 89.19% interest in GMD. As a result, we present this results as discontinued operations in our financial statements.

Revenues (Million of S/)
2Q2017 vs 2Q2018


385
120
422
136
CAM
Adexus
2Q 17
2Q 18

EBITDA (Million of S/)
2Q2017 vs 2Q2018


14
9
1
-2
CAM
Adexus
2Q 17
2Q 18

Net Income (Million of S/)
2Q2017 vs 2Q2018


2
-5
-5
-10
-14
CAM
Adexus
GMD
2Q 17
2Q 18

Backlog.

The Technical Services Area reported a Backlog of US$ 427.1 MM in 2Q2018. The total of the Backlog will be executed as follows: US$ 139.5 MM in 2018, US$ 128.6 MM in 2019 and the remaining in the following years.

Backlog (Million of US$)
as of 2Q2018


600.0
400.0
200.0
-
445
413
460
515
427
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

Page 9

Page 10 2Q2018 Appendix: Profits & Losses Statement per Company Appendix: Balance Sheet per Company Figures in Thousands of S/ Figures in Thousands of S/. Revenues 848,758 71,358 269,314 82,383 22,475 180,450 17,955 1,616 304,964 1,598 143,559 135,877 422,023 GROSS PROFIT 24,325 10,525 61,750 25,815 426 19,990 2,911 926 53,173 209 25,059 13,969 16,324 Administrative expenses (56,581) (7,985) (9,824) (3,061) (1,446) (9,826) (853) (34) (5,361) (118) (9,147) (19,422) (27,523) Other income and expenses, net 8,917 4 (15) 1 (2) 2 - - 2 - (1,118) (2,768) (1,977) Profit (losses) from sale of investments 41,895 - - - - - - - - - - - - OPERATIONAL INCOME 18,555 2,544 51,911 22,755 (1,022) 10,166 2,058 892 47,814 91 14,794 (8,221) (13,177) Financial (expense) income, net (18,293) (573) (6,145) (11,839) 261 (190) 1 (10) 9,251 28 (9,396) (5,424) (7,831) Participation in Associates (4,522) - 709 - - - - - - - - - 736 Exchange rate difference (9,160) (89) (884) 10 302 (664) 73 260 (1,879) 2 1,094 (279) (2,413) PROFIT BEFORE INCOME TAX (13,421) 1,882 45,591 10,926 (459) 9,312 2,132 1,142 55,186 121 6,492 (13,925) (22,686) Income tax (1,965) (653) (13,564) (2,542) 35 (3,799) (561) (336) (16,788) (177) (1,837) 3,486 4,476 Profit from discontinued operations 8,591 - - - - - - - - - - - - Non-controlling interest (1,884) (133) (2,531) (2,767) 0 66 (1) (0) (9,600) - (7,632) - 4,419 NET INCOME (8,678) 1,096 29,496 5,617 (424) 5,579 1,570 806 28,799 (57) (2,977) (10,438) (13,791) EBITDA 39,472 3,860 91,846 42,565 (939) 12,870 2,070 892 47,909 97 17,612 694 (1,833) ADJUSTED EBITDA 81,382 40,043 Technical Services Engineering & Construction Real Estate Income Statement (Thousands of S/.) GYM GMI GMP NORVIAL VESUR GYM FERROVIAS CONCAR LA CHIRA VIVA GYM ADEXUS CAM Infrastructure SURVIAL CANCHAQUE Cash and Cash Equivalents 205,408 8,282 28,773 58,616 2,458 21,784 1,514 70 145,203 4,897 59,792 2,779 10,768 Other Current Assets 1,290,651 65,098 163,258 8,591 39,237 141,771 14,343 1,383 278,817 10,988 758,995 116,509 293,548 Current Assets 1,496,059 73,380 192,031 67,207 41,695 163,555 15,857 1,453 424,020 15,884 818,787 119,288 304,316 Non Current Assets 1,281,895 13,982 439,100 495,807 28,773 68,056 147 64,150 1,107,218 8,267 82,410 103,907 101,626 Total Assets 2,777,954 87,362 631,131 563,014 70,468 231,611 16,004 65,603 1,531,238 24,151 901,197 223,195 405,942 Borrowings 329,373 148 46,995 23,566 - 2,721 - - 130,600 - 148,258 61,884 95,775 Other Current Liabilities 1,380,054 45,320 130,494 16,373 28,548 100,580 7,653 6,464 233,802 424 213,645 99,705 211,856 Current Liabilities 1,709,427 45,468 177,489 39,939 28,548 103,301 7,653 6,464 364,402 424 361,903 161,590 307,631 Borrowings 14,061 - 90,705 310,398 - 1,210 - - 594,720 - 11,494 1,977 8,599 Other Non Current Liabilities 539,800 - 35,332 9,162 - 41,910 493 1 386,207 23,784 14,975 28,404 47,208 Non Current Liabilities 553,861 - 126,037 319,560 - 43,120 493 1 980,927 23,784 26,469 30,381 55,807 Total Liabilities 2,263,288 45,468 303,526 359,499 28,548 146,421 8,146 6,465 1,345,329 24,208 388,372 191,971 363,438 Equity attributable to controlling interest in the Company 444,987 37,457 304,067 136,355 41,916 85,181 7,855 59,126 139,432 -57 214,313 31,224 33,393 Non-controlling Interest 69,676 4,437 23,539 67,160 4 9 3 12 46,477 - 298,513 0 9,110 Total Equity 514,663 41,894 327,605 203,515 41,920 85,190 7,858 59,138 185,909 -57 512,825 31,224 42,504 Total Liabilities and Equity 2,777,951 87,362 631,131 563,014 70,468 231,611 16,004 65,603 1,531,238 24,151 901,197 223,196 405,942 ADEXUS CAM Technical Services Engineering & Construction Infrastructure Real Estate Balance Sheet (Thousands of S/) GYM GMI GMP NORVIAL SURVIAL CONCAR CANCHAQUE VESUR Viva GyM GYM FERROVIAS LA CHIRA Consolidated Results Report - Third Quarter of 2014

Page 11 2Q2018 Appendix: Backlog Report to 2Q2018 Figures in Thousands of US$ Appendix: Recurrent Businesses Report to 2Q2018 Figures in Thousands of US$ TOTAL 1Q - 2018 2Q -2018 2018 2019 2020+ GyM 456,139 197,705 338,655 331,501 7,154 597,089 197,484 286,605 113,000 VIAL Y VIVES-DSD 81,464 18,080 39,619 3,249 36,370 103,003 56,880 45,981 142 MORELCO 190,570 40,688 -37,384 -37,387 3 112,498 35,749 76,748 0 CAM PERU 0 196 196 214 -18 0 0 0 0 GMI 44,351 21,795 38,833 23,714 15,119 61,389 30,997 29,521 871 ENGINEERING & CONSTRUCTION 772,524 278,465 379,920 321,291 58,628 873,979 321,111 438,855 114,013 SURVIAL 41,545 6,865 4,515 2,279 2,236 39,195 17,227 8,733 13,235 CANCHAQUE 13,138 5,484 2,695 1,170 1,524 10,348 3,514 2,675 4,159 LA CHIRA 3,065 488 690 365 326 3,267 494 1,011 1,762 GYM FERROVIAS 280,711 93,147 109,447 62,846 46,601 297,011 45,245 100,706 151,059 CONCAR 206,352 55,116 54,891 27,710 27,181 206,126 52,889 57,602 95,635 INFRASTRUCTURE 544,810 161,100 172,238 94,370 77,868 555,947 119,370 170,727 265,850 VIVA GYM 0 0 0 0 0 0 0 0 0 REAL ESTATE 25,925 43,848 86,149 48,395 37,754 68,226 42,453 25,773 0 ADEXUS 77,249 41,502 38,209 14,896 23,313 73,956 24,992 25,870 23,094 CAM 382,899 128,901 99,181 122,174 -22,994 353,178 114,552 102,712 135,915 TECHNICAL SERVICES 460,148 170,403 137,390 137,070 319 427,135 139,544 128,582 159,008 Eliminations -99,198 -18,307 -35,852 -28,627 -7,225 -116,743 -38,433 -34,448 -43,862 TOTAL 1,704,210 635,510 739,843 572,499 167,344 1,808,544 584,044 729,489 495,010 Annual Backlog Company Initial Backlog Executed Backlog New Requests Backlog Total TOTAL 1Q - 2018 2Q -2018 2018 2019 2020+ GMP 465,300 82,258 127,776 72,675 55,101 510,818 103,981 155,975 250,862 NORVIAL 142,724 25,163 32,298 20,481 11,817 149,859 22,880 47,866 79,113 Eliminations -22,964 -58,220 -53,723 -21,231 -32,492 -18,467 -3,984 -9,738 -4,744 TOTAL 585,060 49,201 106,351 71,924 34,426 642,210 122,876 194,103 325,231 Company Initial Executed Backlog New Requests Total Annual Consolidated Results Report - Third Quarter of 2014

Page 12 2Q2018 Appendix: Corporate Structure (1) In June 2018, Graña y Montero transferred economic rights over 48.8% of the share capital of Norvial S.A. The company continues to possess voting rights over Norvial .S.A. (2) 36.10% of the share capital in Viva GyM is held by our subsidiary GyM. Consolidated Results Report - Third Quarter of 2014

Page 13 2Q2018 Annex: Notes to the Consolidated Results Report On June 6, 2017 and April 11, 2018, we sold our 89.19% interest in GMD, and our 87.59% interest in Stracon GyM, respectively. As a result, we present those results as discontinued operations in our financial statements, and we have reclassified the year 2017. This effect is presented only in the Income Statement, not on the Balance sheet. For more information, please see note 20 of our financial statements. i) EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the tax-es, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization. This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:  Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;  Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added. ii) Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following de-scribed. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.  Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog  Real Estate: only the sold units which are pending of delivery are reported as backlog Contacts: Mónica Miloslavich Hart Chief Financial Officer (511) 213 6565 mmiloslavich@gym.com.pe Adriana Caballero Herbozo Head of Investor Relations (511) 213 6573 adriana.caballero@gym.com.pe www.granaymontero.com.pe

Contacts: Mónica Miloslavich Hart Chief Financial Officer (511) 213 6565 mmiloslavich@gym.com.pe Adriana Caballero Herbozo Head of Investor Relations (511) 213 6573 adriana.caballero@gym.com.pe www.granaymontero.com.pe

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: July 24, 2018